UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Arbutus Biopharma Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

03879J100

(CUSIP Number)

Roivant Sciences Ltd.

Clarendon House

2 Church Street

Hamilton HM 11, Bermuda

+1 (441) 295-5950

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 8, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03879J100

1.	Name of Reporting Person Roivant Sciences Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO - other

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,013,540 Shares (see Item 5)

	8.	Shared Voting Power 0 Shares (see Item 5)

	9.	Sole Dispositive Power 16,013,540 Shares (see Item 5)

	10.	Shared Dispositive Power 0 Shares (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,013,540 Shares (see Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 29.3% (see Item 5)

14.	Type of Reporting Person CO

CUSIP No. 03879J100

1.	Name of Reporting Person Vivek Ramaswamy

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO - other

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 62,415 Shares (see Item 5)

	8.	Shared Voting Power 0 Shares (see Item 5)

	9.	Sole Dispositive Power 62,415 Shares (see Item 5)

	10.	Shared Dispositive Power 0 Shares (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 62,415 Shares (see Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1% (see Item 5)

14.	Type of Reporting Person IN

INTRODUCTORY NOTE

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the “Act”), this Amendment No. 2 to the Schedule 13D amends certain items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 16, 2015, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on August 25, 2015. This Amendment No. 2 to the Schedule 13D constitutes an exit filing for Vivek Ramaswamy, whose beneficial ownership in the common shares, no par value (the “Common Shares”), of Arbutus Biopharma Corporation (the “Issuer”) has dropped below the 5.0% Schedule 13D reporting threshold due to changes in Roivant’s internal governance concerning voting and dispositive decisions by Roivant relating to the Common Shares. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended as follows:

(a) – (b)                             Pursuant to Rule 13d-1 promulgated by the SEC under Section 13 of the Act, this statement is being filed by:

(i) Roivant Sciences Ltd. (“Roivant”); and

(ii) Vivek Ramaswamy. Vivek Ramaswamy is one of the three directors of Roivant. Roivant and Vivek Ramaswamy are referred to individually as a “Reporting Person” and collectively as the “Reporting Persons.”

The principal business address of Roivant is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The principal business address of Vivek Ramaswamy is c/o Roivant Sciences, Inc., 320 West 37th Street, 5th Floor, New York, NY 10018.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons are filing this Amendment No. 2 to the Schedule 13D as a result of changes to Roivant’s internal governance structure, effective December 8, 2015, as a result of which Mr. Ramaswamy is no longer deemed to beneficially own the Common Shares held by Roivant. Previously, voting and dispositive decisions by Roivant, the direct holder of 16,013,540 Common Shares, required unanimous approval by the three directors of Roivant, including Mr. Ramaswamy.  Following the above-referenced changes, unanimous approval by the Roivant board of directors is no longer required for voting and dispositive decisions by Roivant relating to the Common Shares owned by Roivant. Accordingly, Mr. Ramaswamy is no longer deemed to beneficially own the Common Shares owned by Roivant. Roivant remains the direct beneficial owner of its 16,013,540 Common Shares.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a)                                 Roivant beneficially owns 16,013,540, or 29.3%, of the Common Shares. As a result of changes described in Item 4, Vivek Ramaswamy is no longer deemed to beneficially own the Common Shares owned by Roivant.

Vivek Ramaswamy individually beneficially owns 54,915 Common Shares and has the right to acquire 7,500 Common Shares issuable pursuant to a stock option exercisable as of August 12, 2015, which together constitute 62,415, or 0.1%, of the Common Shares.

(b)                                 The aggregate number and percentage of the Common Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on lines 7 through 11 of the such Reporting Person’s cover sheet of this Schedule 13D.

The percentage of outstanding Common Shares that may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet of this Schedule 13D.  Such percentage was calculated for each Reporting Person based on an aggregate of 54,569,791 Common Shares issued and outstanding as of September 30, 2015, as reported on the Issuer’s quarterly report on Form 10-Q, filed with the SEC on November 5, 2015.

Except as disclosed in this Schedule 13D, none of the Reporting Persons beneficially owns any Common Shares or has the right to acquire any Common Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares that they may be deemed to beneficially own.

(c)                                  Except as described in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Common Shares during the last 60 days.

(d)                                 To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons.

(e)                                  Vivek Ramaswamy ceased to be a beneficial owner of more than 5% of the Common Shares of the Issuer on December 8, 2015.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2016

Roivant Sciences Ltd.

By:	/s/ Marianne Romeo Dinsmore
Name: Marianne Romeo Dinsmore
Title: Authorized Signatory

Vivek Ramaswamy

/s/ Vivek Ramaswamy
Vivek Ramaswamy